EXHIBIT 99.1

Juanicipio Ships First Commercial Concentrates

VANCOUVER, British Columbia, April 20, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) is pleased to announce that it has been informed by Fresnillo Plc (“Fresnillo”), the operator of the Juanicipio Mine (“Juanicipio”) (56% Fresnillo / 44% MAG), that concentrate production at the high-grade Juanicipio Mine has commenced with the shipment of its first commercial lead and zinc concentrates in late March 2023. Regular concentrate shipments have commenced and are planned going forward.

Construction activities are now substantially complete, commissioning and start-up of the process plant has gone well, and we look forward to ramping up to design rates over the next few months. During March 2023, milling rates were around 60% of design, delivering an average of 2,476 tonnes per day with rates periodically reaching up to 3,900 tonnes per day. Current mill feed is a combination of mineralized material from underground stopes and lower grade stockpiles that were earmarked for commissioning activities. Mining operations continue to perform as planned and will ramp up high grade feed as the plant approaches commercial production and recovery rates are in line with design.

Over the course of March 2023, lower grade commissioning material was processed with recovery rates averaging 84% for silver, slightly above expectations at this stage of the commissioning. We expect the recovery rates to increase steadily and reach design as throughput rates and feed grade increase.

“With first concentrate production ushering in the next chapter for Juanicipio, we are extremely proud of the progress that has been achieved as it graduates to a high-quality, low-cost, tier-1 silver producer,” said George Paspalas, President and CEO of MAG. “We are delighted with the high silver recoveries we are seeing so early in the commissioning process and look forward to the operation progressing into a significant cash flow generator for the Company and a substantial contributor to the local and regional economy.”

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of commissioning activities and the full-scale ramp up of milling activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications
Phone: (604) 630-1399
Toll Free:(866) 630-1399
Website:www.magsilver.com
Email: info@magsilver.com